Exhibit 99.2

To: SYLA Technologies, Co., Ltd.

Voting Instruction Card for Japanese Stockholders

I hereby exercise my voting rights as set forth below (indicating approval/disapproval with a circle) for each of the proposals to be voted on at your company’s Extraordinary General Meeting of Shareholders (including any continuation or adjournment thereof) to be held on April 26, 2024. If I have not indicated approval or disapproval, please treat it as “approval.”

Proposal 1: Approval / Disapproval

Proposal 2: Approval / Disapproval

Date: April       , 2024

Address: Shareholder’s Name: Number of voting rights exercised: Shares (Number of shares held)

Deadline for exercising voting rights in writing: 7:00 p.m., Thursday, April 25, 2024 (JST)